Exhibit 99.1

International Game Technology PLC Registered office: Marble Arch House, 66 Seymour Street, Second Floor, London W1H 5BT Registered in England and Wales with company number 09127533 INTERNATIONAL GAME TECHNOLOGY PLC Notice of Annual General Meeting 2022 Tuesday, 10 May 2022 at 3.00 p.m. (BST) Notice of the annual general meeting of International Game Technology PLC, to be held at the registered office of the Company at Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT on 10 May 2022 at 3.00 p.m. (BST), is set out in this document. Please monitor the 2022 AGM page of the Company’s website (ir.igt.com/annual-meeting) for any updates, including the latest security and safety measures in place, should you wish to attend. You are recommended not to attend the meeting in person if you have any symptoms of, or have tested positive for, COVID-19. Shareholders are encouraged to vote by submitting a proxy in advance of the AGM and to appoint the chairperson of the meeting as proxy to ensure shareholder votes are counted. Additional information for those entitled to vote is set out in the Notes to the Notice of AGM on page 14 of this document. THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION If you are in any doubt about its contents or the action you should take in relation to it, you should consult your stockbroker, solicitor, accountant or other professional advisor. If you have sold or transferred all your ordinary shares in International Game Technology PLC, please pass this document and its accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker or other agent through whom you made the sale or transfer so that they can pass them to the person who now holds the shares.

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 1 Contents Chairperson’s letter 2 Notice of Annual General Meeting 4 Explanatory notes to the resolutions 9 Notes to the Notice of AGM 14 Definitions The following definitions apply throughout this document, unless the context requires otherwise: Act the Companies Act 2006, as amended AGM annual general meeting of the Company to be held on 10 May 2022 at 3.00 p.m. (BST) Annual Report and Accounts the annual report and accounts of the Company for the financial year ended 31 December 2021, prepared in accordance with the Act Board the board of directors of the Company Company International Game Technology PLC Notice of AGM the notice of AGM included in this document NYSE the New York Stock Exchange ordinary shares ordinary shares of US$0.10 each in the capital of the Company special voting shares special voting shares of US $0.000001 each in the capital of the Company Directors Massimiliano (Max) Chiara Alberto Dessy Marco Drago Ashley M. Hunter James McCann Heather McGregor Lorenzo Pellicioli Maria Pinelli Samantha Ravich Vincent (Vince) Sadusky Marco Sala Gianmario Tondato Da Ruos Directions to the address of the AGM are as follows: BY UNDERGROUND The nearest tube station to the venue is Marble Arch. BY AIR Heathrow Airport – 16 miles / 26 km Taxi from Heathrow – approximately 50 minutes Heathrow Express – approximately 30 minutes. From Heathrow take the Heathrow Express (usually every 15 minutes) to Paddington train station and then a taxi to the venue (10 minutes). Gatwick Airport – 30 miles / 48 km Taxi from Gatwick – approximately 1 hour 15 minutes Gatwick Express – approximately 1 hour. From Gatwick take the Gatwick Express (usually every 15 minutes) to Victoria train station and then a taxi to the venue (15 minutes), or by tube take the Victoria Line to Green Park then the Jubilee Line to Bond Street. The venue is within walking distance, 15 minutes along Oxford Street.

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 2 Chairperson’s letter International Game Technology PLC will hold its 2022 annual general meeting at the registered office of the Company at Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT on 10 May 2022 at 3.00 p.m. (BST). Instructions on how to get to the venue are available on page 1 of this document. Dear Recipient I have the pleasure of sending you the notice of this year’s AGM. The AGM is an important event and is the Board’s opportunity to present the Company’s 2021 performance to shareholders and to listen and respond to your questions. The Company’s current plan is to hold a physical AGM in accordance with Government guidelines that may be in effect at the time of the AGM. In order to minimise public health risks, it is recommended that shareholders do not attend the AGM in person if they have any symptoms of, or have tested positive for, COVID-19. Please note that refreshments will not be served before or after the AGM and directors will not be available to interact with shareholders following the AGM. Shareholders attending in person are requested to wear a face covering and to follow precautions put in place at the venue of the meeting to protect themselves and other attendees. If you wish to attend the AGM in person, you are asked to please register your intention to attend by emailing IGT_AGM@IGT.com by 6 May 2022. Whilst not a legal requirement, pre- registration would greatly assist us in planning and implementing arrangements for this year’s AGM. We will continue to review our AGM arrangements in light of any latest Government guidelines, and therefore shareholders are encouraged to monitor the 2022 AGM page of the Company’s website (ir.igt.com/annual- meeting) for any updates or changes to the AGM arrangements. Business of the meeting The Notice of AGM, including the proposed resolutions, is set out on page 4 onwards of this document. Included in the business of the AGM are the usual resolutions to receive and adopt the Annual Report and Accounts, to approve the directors’ remuneration report for the year ended 31 December 2021, to confirm the continued appointment of the directors and the re-appointment of the Company’s auditor. Explanatory notes in respect of the resolutions proposed are set out from pages 9 to 13 of this document. If you are a shareholder, or you hold your shares through a 401(k) plan and are entitled to hard copy materials, then a hard copy of the Annual Report and Accounts accompanies this document. If you wish to change to receiving correspondence from the Company otherwise than in hard copy, please contact Computershare on +1 866-641-4276. The Annual Report and Accounts have also been published and can be viewed on the Company’s website (ir.igt.com). Voting at the meeting or by proxy Voting on all resolutions at the AGM will be conducted by way of a poll, as it was at last year’s annual general meeting, rather than by way of a show of hands. This method is more transparent as shareholder votes are counted according to the number of shares held. As always, your vote is important to us. Each shareholder registered on the register of shareholders of the Company at 3.00 p.m. (BST) on 6 May 2022 is entitled to vote on the resolutions contained in the Notice of AGM.

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 3 All shareholders are encouraged to vote using proxy voting in accordance with the instructions printed on the enclosed proxy form and to appoint the chairperson of the meeting as proxy to ensure shareholder votes are counted. If you would like to vote on the resolutions but do not intend to attend the AGM in person, please appoint another person who can attend the meeting on your behalf (including the chairperson of the meeting) as proxy by completing the proxy form or voting instruction form which accompanies the Notice of AGM and returning it according to the instructions on the form, or following one of the electronic proxy appointment methods referred to in the Notes to the Notice of AGM. Proxy appointments should be completed as soon as possible and must be received by no later than 3.00 p.m. (BST) on 6 May 2022. Completion and return of a proxy form, or appointment of a proxy by one of the other methods referred to in the Notes to the Notice of AGM, will not, however, prevent you from attending the AGM and voting in person should you wish to do so. Further details relating to voting by proxy are set out in the Notes to the Notice of AGM. As soon as practicable following the AGM, the result of the voting at the AGM will be published in the Investor Relations section of the Company’s website at ir.igt.com and filed with the U.S. Securities and Exchange Commission. Questions and answers If shareholders are not intending to attend on the day, but would like to ask a question relating to the business of the AGM, questions can be submitted in advance of the meeting by post (Attention: AGM – Company Secretary, International Game Technology PLC, Marble Arch House, 66 Seymour Street, Second Floor, London, W1H 5BT) or by email (IGT_AGM@IGT.com). Responses will be made via return email and/or published as soon as possible in the Investor Relations section of the Company’s website (ir.igt.com). Recommendation The Board considers that the resolutions to be put to the AGM are in the best interests of the Company and its shareholders as a whole and recommends that you vote in favour of all the resolutions. On behalf of the Board, I would like to thank you for your continued support. Yours sincerely, Marco Sala Executive Chair 31 March 2022

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 4 Notice of Annual General Meeting Notice is hereby given that the annual general meeting of International Game Technology PLC will be held at the registered office of the Company at Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT on 10 May 2022 at 3.00 p.m. (BST), to consider and, if thought fit, pass the following resolutions. Resolutions 1 to 18 (inclusive) will be proposed as ordinary resolutions. For each of those resolutions to be passed, more than 50% of the votes cast must be in favour of the resolution. Resolutions 19 to 21 (inclusive) will be proposed as special resolutions. For each of those resolutions to be passed, at least 75% of the votes cast must be in favour of the resolution. Ordinary resolution: Annual Report and Accounts 1 THAT the annual report and accounts of the directors and the auditor for the financial year ended 31 December 2021 be received and adopted. Ordinary resolution: Directors’ remuneration report 2 THAT the directors’ remuneration report (excluding the part containing the directors’ remuneration policy) for the financial year ended 31 December 2021 set out in the Annual Report and Accounts be approved. Ordinary resolution: Continued appointment of directors 3 THAT Massimiliano Chiara, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 4 THAT Alberto Dessy, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 5 THAT Marco Drago, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 6 THAT Ashley M. Hunter, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 7 THAT James McCann, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 8 THAT Heather McGregor, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 9 THAT Lorenzo Pellicioli, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 10 THAT Maria Pinelli, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 5 11 THAT Samantha Ravich, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 12 THAT Vincent Sadusky, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. 13 THAT Marco Sala, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. This resolution supersedes resolution 4 passed at the annual general meeting of the Company on 11 May 2021. 14 THAT Gianmario Tondato Da Ruos, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company. Ordinary resolution: Re-appointment of auditor 15 THAT PricewaterhouseCoopers LLP be re-appointed as auditor of the Company to hold office from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company at which annual report and accounts are laid before the Company. Ordinary resolution: Remuneration of auditor 16 THAT the Board or its audit committee be authorised to determine the auditor’s remuneration. Ordinary resolution: Political donations 17 THAT, in accordance with s.366 and s.367 of the Act, the Company and any company which is, or becomes, a subsidiary of the Company at any time during the period for which this resolution has effect, be authorised, during the period beginning on the date of the passing of this resolution and ending on the conclusion of the next annual general meeting of the Company or, if sooner, on 9 August 2023, to: 17.1 make political donations to political parties or independent election candidates or both not exceeding £100,000 (or its equivalent in another currency) in total; 17.2 make political donations to political organisations (other than political parties and/or independent election candidates) not exceeding £100,000 (or its equivalent in another currency) in total; and 17.3 incur any other kind of political expenditure not exceeding £100,000 (or its equivalent in another currency) in total, in each case, as such terms are defined in Part 14 of the Act and provided that the aggregate of all expenditure under paragraphs 17.1, 17.2 and 17.3 of this Resolution 17 shall not exceed £100,000 (or its equivalent in another currency) in total. Ordinary resolution: Authority to allot shares 18 THAT the directors be generally and unconditionally authorised pursuant to s.551 of the Act to exercise all the powers of the Company to allot: 18.1 ordinary shares of US$0.10 each in the Company and to grant rights to subscribe for, or to convert any security into, ordinary shares in the Company (“Relevant Securities”), up to a maximum aggregate nominal amount of US$6,779,597.80; and 18.2 Relevant Securities comprising equity securities (within the meaning of s.560 of the Act) up to an aggregate nominal amount of US$6,779,597.80 in connection with an offer by way of a rights issue in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be practicable) to their

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 6 existing holdings of ordinary shares, but subject to such exclusions, limits, restrictions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements, treasury shares, record dates or any legal, regulatory or practical problems in or under the laws of any territory, or the requirements of any regulatory body or stock exchange or any other matter; and 18.3 special voting shares of US$0.000001 each and to grant rights to subscribe for, or to convert any security into, special voting shares, up to a maximum aggregate nominal amount of US$135.60, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 9 August 2023, but in each case the Company may, before such expiry, make an offer or agreement which would or might require Relevant Securities or special voting shares (as applicable) to be allotted after this authority expires and the directors may allot Relevant Securities or special voting shares (as applicable) in pursuance of such offer or agreement as if this authority had not expired. This authority is in substitution for all previous unutilised authorities given to the directors pursuant to s.551 of the Act, save to the extent that those authorities are exercisable pursuant to s.551(7) of the Act by reason of any offer or agreement made prior to the date of this resolution which would or might require shares to be allotted or rights to be granted on or after that date. Special resolution: Disapplication of pre- emption rights 19 THAT, subject to the passing of Resolution 18 above, the directors be empowered pursuant to s.570 and s.573 of the Act to allot equity securities (within the meaning of s.560 of the Act) for cash pursuant to the authority conferred by Resolution 18 as if s.561(1) of the Act did not apply to such allotment, provided that this power shall expire (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 9 August 2023. This power shall be limited to the allotment of equity securities: 19.1 in connection with an offer of equity securities (including, without limitation, under a rights issue, open offer or similar arrangement, save that in the case of an allotment pursuant to the authority conferred by paragraph 18.2 of Resolution 18, such offer shall be by way of rights issue only) in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be practicable) to their existing holdings of ordinary shares, but subject to such exclusions, limits, restrictions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements, treasury shares, record dates or any legal, regulatory or practical problems in or under the laws of any territory, or the requirements of any regulatory body or stock exchange or any other matter; and 19.2 otherwise than pursuant to paragraph 19.1, up to an aggregate nominal amount of US$1,016,939.70, but the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after this power expires and the directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired. This power is in substitution for all previous unutilised powers given to the directors pursuant to s.570 and s.573 of the Act, save to the extent that those powers are exercisable pursuant to s.570(4) and s.573(3) of the Act by reason of any offer or agreement made prior to

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 7 the date of the resolution which would or might require equity securities to be allotted on or after that date. This power applies in relation to a sale of shares which is an allotment of securities by virtue of s.560(3) of the Act as if in the first paragraph of this resolution the words “pursuant to the authority conferred by Resolution 18” were omitted. 20 THAT, subject to the passing of Resolution 18 above, the directors be empowered pursuant to s.570 and s.573 of the Act, in addition to any power granted under Resolution 19, to allot equity securities (within the meaning of s.560 of the Act) for cash pursuant to the authority conferred by Resolution 18 as if s.561(1) of the Act did not apply to any such allotment, such power to be: 20.1 limited to the allotment of equity securities up to an aggregate nominal amount of US$1,016,939.70; and 20.2 used only for the purpose of financing (or refinancing, if the power is to be used within six months after the original transaction) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre- Emption Group prior to the date of this notice, provided that this power shall expire (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 9 August 2023, but the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after this power expires and the directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired. This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of s.560(3) of the Act as if in the first paragraph of this resolution the words “pursuant to the authority conferred by Resolution 18” were omitted. Special resolution: Company’s authority to purchase its own shares 21 THAT, for the purposes of s.694 of the Act, the terms of the share repurchase contracts to be entered into between the Company and one or more of the counterparties set out in the list annexed to such contracts (copies of which have been made available for inspection by members of the Company, both (i) at the Company’s registered office for not less than 15 days ending with the date of the AGM; and (ii) at the AGM itself) are approved and the Company be authorised to undertake off-market purchases (within the meaning of s.693(2) of the Act) of ordinary shares pursuant to any such contract, provided that: 21.1 the maximum aggregate number of ordinary shares hereby authorised to be purchased is 20,338,793, representing approximately 10% of the Company’s issued ordinary share capital (excluding treasury shares); 21.2 the minimum price (exclusive of expenses) which may be paid by the Company for each ordinary share shall be US$0.10; 21.3 the maximum price (exclusive of expenses) which may be paid by the Company for each ordinary share shall be 105% of the average market value of an ordinary share in the Company for the five business days prior to the day the purchase is made (subject to any further price restrictions contained in any share repurchase contract); and 21.4 this authority (unless previously revoked, varied or renewed) shall expire at the end of the next annual general meeting of the Company or, if sooner, on 9 November

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 8 2023, except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of this authority and which will or may be completed or executed wholly or partly after such expiry, where the Company may make a purchase of ordinary shares in pursuance of any such contract or contracts. By order of the Board Pierfrancesco Boccia Company Secretary 31 March 2022 Registered office: Marble Arch House 66 Seymour Street, Second Floor London W1H 5BT England Registered in England and Wales with company number 09127533

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 9 Explanatory notes to the resolutions The business of the meeting is set out in the resolutions on pages 4 to 8. The purpose of each resolution is explained below. Resolution 1 Annual Report and Accounts The Act requires that the directors of the Company lay the Annual Report and Accounts before the Company in general meeting. The Board asks that shareholders receive and adopt the Annual Report and Accounts which were published and made available to shareholders together with this Notice of AGM. Resolution 2 Directors’ remuneration report The Board must put a resolution to shareholders at the AGM of the Company to approve the directors’ remuneration report (other than the part relating to the directors’ remuneration policy), which forms part of the Annual Report and Accounts. As in previous years, this resolution is advisory in nature and the directors’ entitlement to remuneration is not conditional on the resolution being passed. The Company’s auditor for the financial year ended 31 December 2021 has audited those parts of the directors’ remuneration report that are required to be audited and its report relating to the directors’ remuneration report can be found in the Annual Report and Accounts. The directors’ remuneration policy was approved by shareholders at the annual general meeting held on 11 May 2021 and is, therefore, not required to be put to shareholders for approval at this year’s meeting. In accordance with the Act, it will be put to shareholders for approval again no later than at the annual general meeting in 2024. The full remuneration policy can be found in the Annual Report and Accounts (pages 62 to 74) and the annual report and accounts for the financial year ended 31 December 2020 (pages 62 to 75) which are available at the Investor Relations section of the Company’s website (www.igt.com). Resolutions 3 to 14 Continued appointment of existing directors The Board currently has 12 directors (comprising an Executive Chair, a Lead Independent Director (who is also Vice Chairperson), two other executive directors and eight other non-executive directors), whose experience and expertise are derived from a range of industries, sectors, and personal characteristics that provide an invaluable and diverse perspective on the Company’s business. Each of the directors then in office underwent the Company’s customary annual performance evaluation in November 2021 and, in January and February 2022, the Board (with the support of the Nominating and Corporate Governance Committee of the Board) reviewed and is satisfied with the size and composition of the Board and its committees. Having assessed the outcome of the evaluation and review, and the subsequent review with respect to the directors that were appointed at a later time, the Board is satisfied that each director remains committed to the role and their performance continues to be effective. The Board is also satisfied that each of the independent non-executive directors remains independent in both character and judgement and that there are no relationships or circumstances likely to affect their independence. In the interests of good corporate governance, the Board determines that it is in the best interests of the Company and its shareholders as a whole to put forward the directors for a shareholder vote to approve their continued appointment as directors of the Company. This year, members should vote on the continued appointment of all directors, including Marco Sala who was appointed to the role of Executive Chair of the Board on 24 January 2022, despite having been appointed at the 2021 annual general meeting to hold office until the

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 10 conclusion of the third subsequent annual general meeting in 2024. Despite his current mandate expiring at the 2024 annual general meeting, Marco Sala has offered and accepts to subject to himself, like the other members of the Board, to an annual shareholder vote, aligning to and demonstrating good governance practice. Therefore, the resolution appointing Marco Sala (i.e. Resolution 13) supersedes resolution 4 passed at the 2021 annual general meeting appointing him for a three year mandate, such that his continued appointment will next be subject to approval at the 2023 annual general meeting rather than the 2024 annual general meeting. These resolutions therefore seek shareholder approval for the continued appointment of these individuals, each such person having confirmed their willingness to continue in office. Full biographical details of the individuals whose continuing appointment as directors of the Company is to be approved, including their career history, skills, and experience, can be found in the Annual Report and Accounts (Directors’ Report – Governance) accompanying this document and on our website (ir.igt.com/esg/board-of-directors). Resolutions 15 and 16 Re-appointment and remuneration of auditor The Company has to appoint the auditor at each general meeting at which accounts are presented, to hold office until the end of the next meeting of that type. Pursuant to Resolution 15, the Board proposes the re-appointment of PricewaterhouseCoopers LLP as the Company’s auditor to hold office from the conclusion of the AGM until the conclusion of the next annual general meeting at which annual report and accounts are laid before the Company. Resolution 16 follows best practice in corporate governance by separately seeking authority for the Board or its audit committee to determine the auditor’s remuneration. Resolution 17 Political donations and expenditure The Act requires shareholder approval for donations by companies to political parties or other political organisations, or any political expenditure. The Act defines donation in this context very broadly, as a result of which the relevant legislative provisions might catch activities that form part of normal business relationships and engagement by the Company with key interested parties and stakeholders which, in each case, it is in the Company’s interests and the interests of shareholders to support. The Company’s policy is not to make political donations or incur political expenditure as those expressions are normally understood. This resolution is therefore proposed on a precautionary basis only, to ensure that neither the Company nor any of its subsidiaries commit a technical breach that could arise from the uncertainty generated by the broad definitions contained within the Act. The authority conferred by Resolution 17 will expire at the end of the next annual general meeting or, if sooner, on 9 August 2023. Resolution 18 Authority to allot shares Under the Act, the directors may allot shares (or grant certain rights over shares) only with the authority of shareholders in general meeting (other than pursuant to an employee share scheme within the meaning of the Act). Resolution 18, which will be proposed as an ordinary resolution, renews the directors’ authority to allot shares which was granted at the 2021 annual general meeting. Paragraphs 18.1 and 18.2 of Resolution 18 authorise the directors to allot ordinary shares up to a maximum nominal amount of US$6,779,597.80 and up to a further maximum nominal amount of US$6,779,597.80 where the allotment is in connection with an offer by way of a rights issue, in each case representing

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 11 approximately one third of the nominal value of the ordinary shares in issue (excluding treasury shares) on 21 March 2022. These limits are in accordance with guidelines issued by the Investment Association. In addition, paragraph 18.3 of Resolution 18 authorises the directors to allot special voting shares up to a maximum nominal amount of US$135.60. This authority is required because the Company’s articles of association stipulate that, if there is an allotment of ordinary shares, then there must also be a simultaneous allotment of special voting shares, so that the aggregate number of ordinary shares in issue is equal to the aggregate number of special voting shares in issue. The directors have no current intention of exercising the authorities sought by paragraphs 18.1 and 18.2 of Resolution 18, other than pursuant to the Company’s equity incentive plan reserved for employees and directors of the Company and its subsidiaries. However, the directors believe it to be in the best interests of the Company to maintain the flexibility that these authorities provide. If the directors do exercise these authorities, the directors intend to follow best practices as regards their use, as recommended by the Investment Association. The directors have no intention of exercising the authority sought by paragraph 18.3 of Resolution 18 other than in conjunction with an issue of ordinary shares, to ensure compliance with the requirement in the Company’s articles of association as noted above. The authority conferred by Resolution 18 will expire at the end of the next annual general meeting or, if sooner, on 9 August 2023. Resolutions 19 and 20 Disapplication of pre-emption rights Directors wishing to allot any ordinary shares, grant rights over ordinary shares, or sell ordinary shares held in treasury, in each case for cash (other than pursuant to an employee share scheme within the meaning of the Act), must first offer them to existing shareholders in proportion to their existing holdings. These are known as pre-emption rights. The special voting shares are not subject to these pre-emption rights, because they do not qualify as “equity securities” for the purposes of s.560 of the Act. Resolutions 19 and 20, which will be proposed as special resolutions, are intended to renew the disapplication of these statutory pre-emption rights which were granted at the 2021 annual general meeting. Resolutions 19 and 20 will give the directors power to allot ordinary shares without the application of statutory pre-emption rights: first, in relation to offers of equity securities by way of rights issue, open offer or similar arrangements (save that, in the case of an allotment pursuant to the authority conferred by paragraph 18.2 of Resolution 18, such offer shall be by way of rights issue only); second, in relation to the allotment of equity securities for cash up to a maximum aggregate nominal amount of US$1,016,939.70 (representing approximately 5% of the nominal value of the ordinary shares in issue (excluding treasury shares) on 21 March 2022); and third, in relation to an acquisition or other capital investment as defined by the Pre-emption Group’s Statement of Principles (the “Principles”), an additional aggregate nominal amount of US$1,016,939.70 (also representing approximately 5% of the nominal value of the ordinary shares in issue (excluding treasury shares) on 21 March 2022). These limits are in accordance with guidelines issued by the Pre-emption Group and the Investment Association. The directors have no current intention of exercising these powers, other than pursuant to the Company’s equity incentive plan reserved for employees and directors of the Company and its subsidiaries. However, in certain circumstances, it may be in the best interests of the Company to allot shares for cash or grant rights over shares (other than pursuant to an employee share scheme within the meaning of the Act) without first offering them proportionately to existing shareholders, and the

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 12 powers in Resolutions 19 and 20 give the directors flexibility to take advantage of business opportunities that may arise. The directors intend to adhere to the provisions in the Principles and not to allot shares for cash on a non pre-emptive basis pursuant to the power in Resolution 19: (i) in excess of an amount equal to 5% of the total issued ordinary share capital of the Company (excluding treasury shares), or (ii) in excess of an amount equal to 7.5% of the total issued ordinary share capital of the Company (excluding treasury shares) within a rolling three-year period, without prior consultation with shareholders, in each case other than in connection with an acquisition or specified capital investment which is announced contemporaneously with the allotment or which has taken place in the preceding six-month period and is disclosed in the announcement of the allotment. The powers sought and limits set by these resolutions will also apply to a sale by the Company of any shares it holds as treasury shares. The authority conferred by these resolutions will expire at the end of the next annual general meeting or, if sooner, on 9 August 2023. Resolution 21 Company’s authority to purchase its own shares As the Company is an English public limited company that has its ordinary shares listed only on the NYSE, under the Act, the Company may only conduct repurchases of its ordinary shares in accordance with specific procedures for "off- market" purchases of such shares because, and solely for the purposes of the Act, any repurchase of its shares through the NYSE constitutes an "off-market" transaction. As such, these repurchases may only be made pursuant to a form of share repurchase contract, the terms of and counterparties to which have been approved by the Company’s shareholders in accordance with s.694 of the Act. Resolution 21, which will be proposed as a special resolution, renews the Company’s authority to purchase its own shares which was granted at the 2021 annual general meeting. Pursuant to the multi-year share repurchase program launched in November 2021, the Company has repurchased 2,490,574 ordinary shares under the 2021 annual general meeting authority as of 21 March 2022, being the latest practicable date before the publication of this Notice of AGM. In line with the authorization granted at the 2021 annual general meeting, the Company may make repurchases in pursuance of a contract concluded before the expiry of the 2021 annual general meeting authorization which will be completed or executed partly after such expiry. Resolution 21 will authorise the Company to purchase up to 20,338,793 ordinary shares, representing approximately 10% of the Company’s issued ordinary share capital (excluding treasury shares) on 21 March 2022. The maximum price that shall be paid to purchase each ordinary share is 105% of the average market value of an ordinary share for the five business days prior to the day the purchase is made (subject to any further price restrictions contained in any share repurchase contract). The Act permits shares repurchased by the Company out of distributable profits to be held as treasury shares, which may then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share scheme within the meaning of the Act. In the event the treasury shares are subsequently cancelled, the Company intends to redeem or repurchase the associated special voting shares from the holder of such shares in accordance with the Company’s articles of association for nil consideration, and cancel such number of special voting shares as is required to result in an equal number of special voting shares and ordinary shares in issue. The Company is also seeking approval of three sets of share repurchase contracts, each consisting of a “Rule 10b-18 Repurchase Contract” and a “Rule 10b5-1 Repurchase Plan”,

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 13 substantially in the same form approved by shareholders at the 2021 annual general meeting, in order to maximise flexibility for the Company. Purchases will be in accordance with Rule 10b-18 of the Securities Exchange Act 1934 (the "Exchange Act"). • The proposed forms of Rule 10b-18 Repurchase Contract each provide that the counterparty will purchase ordinary shares on the NYSE at such prices and in such quantities as the Company may instruct from time to time, in accordance with Rule 10b-18 of the Exchange Act. • The proposed forms of Rule 10b5-1 Repurchase Plan each provide that the counterparty will purchase a specified dollar amount of ordinary shares on the NYSE each day if the Company’s ordinary shares are trading below a specified price. The amount to be purchased each day, the limit price, and the total amount that may be purchased under the contract will be determined at the time the contract is executed. All forms of the contract provide that the counterparty will purchase the shares as principal and sell any shares purchased to the Company, in order to comply with the requirements of the Act. A list of counterparties is annexed to the forms of share repurchase contract. The counterparties are investment banks and brokers. If the directors determine that ordinary shares should be repurchased, one or more of the counterparties would be chosen to purchase shares in the market and sell them on to the Company in accordance with the terms of one or more repurchase contracts in the form approved. Approval of the forms of contract and counterparties are not an approval of any specific share repurchase transaction. As the directors are committed to managing the Company’s capital effectively, approval of any specific share repurchase transaction in connection with the Company’s multi-year share repurchase program announced in November 2021 will be determined by the Board as and when it considers it beneficial for the Company, and there can be no assurance as to whether the Company will repurchase any of its shares or as to the amount of any such repurchases or the prices at which such repurchases may be made during the duration of the multi-year share repurchase program, subject to the limitations set out in the resolution and summarised above. The directors will exercise this authority only where they consider that such purchases will be in the best interests of the Company and its shareholders. The authority conferred by Resolution 21 will expire at the end of the next annual general meeting or, if sooner, on 9 November 2023. As required by the Act, the forms of the share repurchase contract and the list of proposed counterparties will be available for inspection by members of the Company at the registered office of the Company. Please refer to note 2 of the Notes to the Notice of AGM for further details.

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 14 Notes to the Notice of AGM IMPORTANT: Please monitor the 2022 AGM page of the Company’s website (ir.igt.com/annual- meeting) for any updates, including the latest security and safety measures in place, should you wish to attend. You are recommended not to attend the meeting if you have any symptoms of, or have tested positive for, COVID-19. 1 Record date To be entitled to attend and vote at the AGM (and for the purpose of the determination by the Company of the number of votes you may cast), you must be registered in the register of shareholders of the Company by 3.00 p.m. (BST) on 6 May 2022 (or, if the AGM is adjourned, by 48 hours before the time of any such adjourned AGM (excluding any part of a day which is not a working day)). You will be entitled to attend and vote in respect of the number of ordinary shares and special voting shares, if any, registered in your name at that time. Changes to the entries in the register of shareholders after that time shall be disregarded in determining the rights of any person to attend and vote at the AGM. 2 Publication of information The following documents will be available for inspection at the Company’s registered office during usual business hours for not less than 15 days ending with the date of the AGM (including at the meeting): • the forms of share repurchase contract; and • the list of proposed counterparties. In order to allow for appropriate preparations to be made for your visit, you are recommended to notify the Company of your intention to attend the Company’s registered office to inspect the documents above by writing to IGT_AGM@IGT.com 48-hour before your intended inspection time. A copy of the Notice of AGM can be viewed on the Company’s website (ir.igt.com/annual- meeting). 3 Voting arrangements Voting on each of the resolutions will be conducted by way of a poll rather than a show of hands. The Board believes this method is more transparent, as shareholder votes are counted according to the number of shares held by each shareholder that votes on the relevant resolution. Therefore, every qualifying member present in person, by proxy or by corporate representative and entitled to vote on the resolutions will have one vote in respect of each ordinary share. The issued special voting shares carry a voting right of 0.9995 each. The special voting shares are held at all times by the Nominee (as such term is defined in the Company’s articles of association), however, eligible participants in the Company’s Loyalty Plan (details of which are available at ir.igt.com) will be entitled to direct the Nominee to exercise the vote of any special voting shares associated with their ordinary shares once that eligible participant has successfully elected to participate in the Loyalty Plan, resulting in the equivalent of 1.9995 votes for each ordinary share held. The special voting shares and ordinary shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes. The special voting shares shall be voted by the Nominee in the same percentage as the outcome of the votes on the resolutions to the extent that a participant has either not elected to participate in the Loyalty Plan or has not directed how such shares should be voted by the Nominee. The results of the voting at the AGM and the number of proxy votes cast for and against, and the number of votes actively withheld, in respect of each of the resolutions will be published on the Company’s website (ir.igt.com/annual-meeting), and filed with the U.S. Securities and Exchange Commission as soon as practicable following the AGM. 4 Corporate shareholders Any corporation (whether or not a company within the meaning of the Act) which is a shareholder can appoint one or more corporate

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 15 representatives who may exercise on its behalf all of its powers as a shareholder provided that, where more than one corporate representative purports to exercise their powers in respect of the same share on behalf of a member: a. if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and b. if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised. 5 Publication request Under s.527 of the Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: a. the audit of the Company’s annual report and accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or b. any circumstance connected with an auditor of the Company ceasing to hold office since the previous annual general meeting at which annual report and accounts were laid in accordance with s.437 of the Act. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with s.527 and s.528 of the Act. Where the Company is required to place a statement on a website under s.527 of the Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under s.527 of the Act to publish on a website. 6 Asking questions Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: a. to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; b. the answer has already been given on a website in the form of an answer to a question; or c. it is undesirable in the interests of the Company or the good order of the meeting that the question be answered. 7 Beneficial owners If your shares are held in a stock brokerage account or by a broker, bank or other nominee, you are considered the beneficial owner of the shares, and these proxy materials are being made available or forwarded to you by or on behalf of your broker, bank or other nominee. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares by following the instructions for voting on the voting instruction form. If you wish to attend the AGM and/or vote at the AGM, you should obtain a legal proxy from your broker, bank or other nominee and present it to Computershare at the AGM. Paragraphs 8 to 13 (inclusive) on proxy provisions relate to shareholders only. 8 Appointment of proxies If you are a shareholder of the Company, by virtue of being registered in the register of shareholders, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the AGM. You can only appoint a proxy using the procedures set out in these notes and the notes to the hard copy proxy form. A proxy form which may be used to make such appointment and give proxy directions accompanies this Notice of AGM. If you do not have a proxy form and believe that you should have one, or if you require additional proxy forms in order to appoint more than one proxy, please contact Computershare at +1 866-395-6419. A proxy does not need to be a shareholder of the Company but must attend the AGM in order to represent you. Details of how to appoint the chairperson of the meeting or another person as your proxy using the proxy form are set out in the notes to the proxy form. If you wish your proxy to speak on your behalf at the AGM you will need to appoint your own choice of proxy (not the

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 16 chairperson of the meeting) and give your instructions directly to them. You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Computershare at +1 866- 395-6419. If you do not give your proxy an indication of how to vote on a resolution, your proxy will vote (or abstain from voting) on that resolution at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM. The Company has included on the proxy form an ‘Abstain’ option in order for members to abstain from voting on any particular resolution. However, an abstention is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ the relevant resolution. The return of a completed proxy form will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so. 9 Appointment of proxy using hard copy proxy form The notes to the hard copy proxy form explain how to direct your proxy to vote on each resolution or abstain from voting. To be valid, the hard copy proxy form must be: a. completed and signed; b. sent or delivered to the Company’s registrars, Computershare, at Computershare Proxy Services, P.O. BOX 505000, Louisville, KY, 40233-5000; and c. received by no later than 3.00 p.m. (BST) on 6 May 2022. In the case of a shareholder which is a company, the hard copy proxy form must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the hard copy proxy form is signed (or a duly certified copy of such power or authority) must be included with the hard copy proxy form. 10 Electronic proxy appointments Instead of mailing a hard copy proxy form, you may choose one of the electronic proxy appointment methods outlined below to appoint your proxy: a. by electronic means at www.investorvote.com/IGT; or b. within the USA, US territories and Canada only, by calling toll free on 1-800-652-VOTE (8683) on a touch tone telephone. Proxies submitted by the internet or telephone must be received by 3.00 p.m. (BST) on 6 May 2022. The contact details set out in paragraphs 9 and 10 must not be used for any other purposes unless expressly stated. 11 Appointment of proxy by joint shareholders In the case of joint holders of any share, where more than one of the joint holders purports to appoint a proxy in respect of the same share, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of shareholders in respect of the joint holding (the first-named being the most senior). 12 Changing proxy instructions To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments set out above also applies in relation to amended instructions; any amended proxy appointment received after the relevant cut- off time will be disregarded. Where you have appointed a proxy using the hard copy proxy form and would like to change the instructions using another hard copy proxy form, please contact Computershare at +1 866-395- 6419 and ask for another proxy form. When two or more valid but differing appointments of proxy are received for the same share, the one which is last validly delivered or received (regardless of its date of execution) shall be treated as replacing and revoking the other or

International Game Technology PLC | Notice of Annual General Meeting 2022 Page | 17 others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share. 13 Termination of proxy appointments In order to revoke a proxy instruction you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to Computershare Proxy Services, P.O. BOX 505000, Louisville, KY, 40233-5000. In the case of a shareholder which is a company, the revocation notice must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice. The revocation notice must be received by the Company no later than 3.00 p.m. (BST) on 6 May 2022. If you attempt to revoke your proxy appointment but the revocation is received after the time specified then your proxy appointment will remain valid. Appointment of a proxy does not preclude you from attending the AGM and voting in person. If you have appointed a proxy and attend the AGM in person, your proxy appointment will automatically be terminated. 14 Communications Shareholders are advised that, unless otherwise indicated, the telephone numbers, website and email addresses which are set out in this notice, the proxy form or any related documents are not to be used for the purpose of serving information or documents on the Company (including the service of documents or information relating to proceedings at the AGM) or for communicating with the Company for any purpose other than those expressly stated. 15 Total voting rights As of 21 March 2022, being the latest practicable date before the publication of this Notice of AGM, the issued share capital of the Company consisted of: a. 203,387,934 ordinary shares (excluding 2,490,574 treasury shares representing 1.21% of issued ordinary share capital), each carrying one vote at a general meeting; b. 205,878,508 special voting shares, each carrying 0.9995 votes at a general meeting; and c. 50,000 sterling non-voting shares of £1 each. The total number of voting rights in the Company as at that date was therefore 409,163,503. 16 Proof of identity Shareholders and participants may also be required to provide proof of identity at the AGM. If you have been appointed as a shareholder’s proxy, please make this fact known on admission to the AGM to Computershare personnel.